82-3470

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone: 91 33 2889373/9374/9400/1414
Fax: 91 33 2882259/2260/1256

RECEIVED
2005 AUG 12 P 12:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05010369

SUPPL

8th August, 2005

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Association Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Allotment of Shares under the ITC Employee Stock Option Scheme

In terms of the Listing Agreement, we write to advise that the Company on 8th August, 2005 has issued and allotted 1,24,485 Ordinary Shares of Rs.10/- each, upon exercise of 1,24,485 Options by Optionees under the ITC Employee Stock Option Scheme.

Consequently, with effect from 8th August, 2005, the Issued and Subscribed Share Capital of the Company stands increased to Rs. 249,76,85,400/- divided into 24,97,68,540 Ordinary Shares of Rs.10/- each.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

PROCESSED
AUG 18 2005
THOMSON
FINANCIAL

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.